EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2016
Earnings:
Income before provision for income taxes	$8,461
Equity in losses of unconsolidated businesses	40
Dividends from unconsolidated businesses	18
Interest expense (1)	2,201
Portion of rent expense representing interest	578
Amortization of capitalized interest	94

Earnings, as adjusted	$11,392

Fixed Charges:
Interest expense (1)	$2,201
Portion of rent expense representing interest	578
Capitalized interest	355

Fixed charges	$3,134

Ratio of earnings to fixed charges	3.63

(1)	We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.